Exhibit 99.1

YY Inc.’s Huya Subsidiary Raises US$75 Million

Guangzhou, China, May 16, 2017 – YY Inc. (NASDAQ: YY) ("YY" or the "Company"), a live streaming platform, today announced that on May 16, 2017, YY entered into a definitive shares subscription agreement for a US$75 million Series A equity funding round for HUYA Inc., the Huya subsidiary of YY. This Series A round is led by China Ping An Insurance Overseas (Holdings) Limited, with participation also from Banyan Partners, Engage Capital and Morningside, as well as Mr. David Xueling Li, the Chairman of the Company, and Mr. Rongjie Dong, the CEO of Huya. The transaction is subject to customary closing conditions. Following the completion of this Series A equity funding, YY will maintain majority ownership of Huya.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a live streaming platform that enables users to interact in live online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of activities, including online music and entertainment, online games, online dating and live game broadcasting. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$1,182 million in the fiscal year 2016.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 915-1611

Email: IR@YY.com